UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Midwest Air Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

597911106
(CUSIP Number)

Aryeh Davis, General Counsel
Pequot Capital Management, Inc.
500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 597911106

1	Names of Reporting Persons.	Pequot Capital Management, Inc.
	I.R.S. Identification Nos. of above persons (entities only)	06-1524885

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
	00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
	☐

6	Citizenship or Place of Organization
	Connecticut

	7	Sole Voting Power	2,184,200

Number of	8	Shared Voting Power	0

Shares Beneficially Owned	9	Sole Dispositive Power	2,184,200

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person		2,184,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	☐
13	Percent of Class Represented by Amount in Row (11)		8.8%

14	Type of Reporting Person (See Instructions)		IA

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Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Midwest Air Group, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6744 South Howell Avenue, Oak Creek, Wisconsin 53154.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain accounts over which the Reporting Person exercises discretionary authority (the “Accounts”). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the “Executive Officer, Director and Controlling Person”). Mr. Samberg is a citizen of the United States.

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has acquired 2,184,200 shares of Common Stock in the open market for aggregate consideration of approximately $29,650,838. The funds for the purchase of such Common Stock held by the Accounts were obtained from the contributions of the Accounts’ partners/shareholders.

Item 4.  Purpose of Transaction

The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Common Stock or other securities of the Issuer, or dispose of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

On August 13, 2007, the Reporting Person sent a letter to the Issuer (the “August 13 Letter”) stating, among other things, that (1) the Reporting Person has significant concerns regarding the decision of the Issuer’s Board of Directors to pursue an all-cash proposal from a private equity firm and its consortium and (2) the Reporting Person is not convinced that this taxable, all-cash indication of interest is superior to the enhanced cash and stock offer that the Issuer indicated was made by Airtran Holdings, Inc. this past weekend. A copy of the August 13 Letter is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 2,184,200 shares of Common Stock, representing approximately 8.8% of shares of Common Stock outstanding as of July 16, 2007.

(b) The Reporting Person has the sole power to vote or direct the vote of 2,184,200 shares of Common Stock and has the sole power to dispose or direct the disposition of 2,184,200 shares of Common Stock.

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(c) Except as set forth in Schedule I attached hereto and except for the information as set forth or incorporated by reference in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Letter dated August 13, 2007 from Pequot Capital Management, Inc. to the Board of Directors of Midwest Air Group, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 13, 2007	Pequot Capital Management, Inc.

/s/ Aryeh Davis
Aryeh Davis, Chief Operating Officer,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Letter dated August 13, 2007 from Pequot Capital Management, Inc. to the Board of Directors of Midwest Air Group, Inc.

SCHEDULE I

Transactions relating to the common stock, par value $0.01 per share, of Midwest Air Group, Inc., effected by Pequot Capital Management, Inc., in the past 60 days.

Trade Date	Transaction	Number of Shares	Price (USD)	Total Amount (USD)
6/11/2007	Buy	100	14.7708	1477.58
6/11/2007	Buy	227	14.7708	3354.11
6/12/2007	Buy	8104	14.6432	118709
6/12/2007	Buy	1000	14.6432	14648.2
6/12/2007	Buy	1200	14.6432	17577.84
6/12/2007	Buy	2000	14.6432	29296.4
6/12/2007	Buy	6600	14.6432	96678.12
6/13/2007	Buy	28010	14.5532	407775.2
6/13/2007	Buy	3400	14.5532	49497.88
6/13/2007	Buy	4000	14.5532	58232.8
6/13/2007	Buy	7000	14.5532	101907.4
6/13/2007	Buy	22900	14.5532	333382.8
6/13/2007	Buy	6288	14.5532	91541.96
6/13/2007	Buy	700	14.5532	10190.74
6/13/2007	Buy	200	14.5532	2911.64
6/19/2007	Buy	17700	15.07	267270
6/19/2007	Buy	2100	15.07	31710
6/19/2007	Buy	2800	15.07	42280
6/19/2007	Buy	6400	15.07	96640
6/19/2007	Buy	21000	15.07	317100
6/19/2007	Buy	20800	15.0616	313385.3
6/19/2007	Buy	2400	15.0616	36159.84
6/19/2007	Buy	3300	15.0616	49719.78
6/19/2007	Buy	7600	15.0616	114506.2
6/19/2007	Buy	24498	15.0616	369101.6
6/29/2007	Buy	7300	14.9591	109292.7
6/29/2007	Buy	24100	14.9591	360815.6
6/29/2007	Buy	30300	14.9591	453639.5
6/29/2007	Buy	3600	14.9591	53897.76
6/29/2007	Buy	4700	14.9591	70366.52
7/25/2007	Buy	50000	13.8	691500
7/26/2007	Buy	50000	12.6912	636060
7/26/2007	Buy	49700	12.6968	633019
7/27/2007	Sell	2000	12.9152	25820
7/27/2007	Sell	9100	12.9152	117481
7/27/2007	Sell	72200	12.8927	929755.7
7/27/2007	Sell	8400	12.8927	108171
7/27/2007	Sell	10400	12.8927	133926
7/31/2007	Buy	28000	14.1973	397524.4
8/1/2007	Buy	47100	13.8838	654633.5
8/1/2007	Sell	6400	13.91	88990.63
8/1/2007	Sell	400	13.91	5561.91
8/3/2007	Buy	50000	13.7525	688375
8/6/2007	Buy	100	13.9741	1397.91